Exhibit 99.1

ABN 82 010 975 612

Progen Releases Half-Yearly Report and Accounts

Brisbane, Australia, 16th February 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today released its half-yearly report and accounts for the half-year ending 31 December 2010.

Results for the half-year ended 31 December 2010 showed a significant decrease in the net loss for the half-year to $3.18 million, compared to $8.19 million for the prior corresponding period.

Progen’s contract manufacturing subsidiary, PharmaSynth, recorded a 61.0% increase in revenue to $1.20 million and a profit of $266,000 for the half-year, compared to a loss of $188,000 for the half-year ended 31 December 2009.

Summary highlights for the period are as follows:

•                  Commencement of PG545 Phase 1 study in humans at the Sir Charles Gairdner Hospital in Perth;

•                  Closure of US Office to drive significant cost savings throughout the 2011 financial year;

•                  Significant progress made towards divestment of CellGate assets;

•                  Strong performance recorded from the manufacturing division; and

•                  Commencement of manufacture of muparfostat for the License and Collaboration Agreement with Medigen.

“The management team have worked extremely hard throughout the half-year to drive our products and projects forward whilst achieving significant cost reductions. This provides a strong foundation for Progen to rebuild, rebrand and deliver value to shareholders in the coming 12 months,” said Sue MacLeman, CEO.

Further highlights and financial results are contained in the attached Appendix 4D.

ENDS

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Half-year Financial Report 31 December 2010

APPENDIX 4D – INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1
Revenue from ordinary activities.	Increased 33.4% from previous corresponding period to $1,494,000.
Appendix 4D item 2.2
Profit (loss) from ordinary activities after tax attributable to members.	Loss decreased 61.2% from previous corresponding period to $3,176,000.
Appendix 4D item 2.3
Net profit (loss) for the period attributable to members.	Loss decreased 61.2% from previous corresponding period to $3,176,000.
Appendix 4D item 2.4 and 2.5
The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2010. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6
A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3
Net tangible assets per security.	2010: 48.06 cents
2009: 80.16 cents
Appendix 4D item 4.1	N/A
Entities over which control has been gained.

Appendix 4D item 4.2	N/A
The date of the gain of control.
Appendix 4D item 4.3	N/A
Contribution to profit from ordinary activities.

Appendix 4D items 5, 6, 7, 8 and 9 are not applicable.

Half-year Financial Report 31 December 2010

Financial Report

For the half-year ended 31 December 2010

ASX HALF-YEAR INFORMATION — 31 December 2010

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2010 Annual Report.

Half-year Financial Report 31 December 2010

Contents

DIRECTORS’ REPORT		5
AUDITOR INDEPENDENCE		9
STATEMENT OF COMPREHENSIVE INCOME		10
STATEMENT OF FINANCIAL POSITION		11
STATEMENT OF CHANGES IN EQUITY		12
STATEMENT OF CASH FLOWS		13
NOTES TO THE FINANCIAL STATEMENTS		14
1.	CORPORATE INFORMATION	14
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	14
3.	OPERATING SEGMENTS	15
4.	REVENUE AND EXPENSES	17
5.	TRADE AND OTHER PAYABLES	18
6.	ISSUED CAPITAL	18
7.	SUBSEQUENT EVENTS	18
8.	CONTINGENT LIABILITIES	18
9.	EXPENDITURE COMMITMENTS	19
10.	ADDITIONAL INFORMATION	19
DIRECTORS’ DECLARATION		20
INDEPENDENT AUDITOR’S REVIEW REPORT		21

Half-year Financial Report 31 December 2010

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2010.

DIRECTORS

The names of the company’s directors in office during the half-year and until the date of this report are as below. All directors were in office for the entire period.

Mr Stuart James	(Non-Executive Chairman)
Dr John Chiplin	(Non-Executive Director)
Dr Julie Cherrington	(Non-Executive Director)
Dr Paul Lin	(Non-Executive Director)
Mr Heng Hsin Tang	(Non-Executive Director)
Mr Thomas Burt	(Non-Executive Director)
Mr Paul Dixon	(Company Secretary)

PRINCIPAL ACTIVITY

The principal activities of the Company during the half-year were:

•                  Discovery, development and commercialisation of pharmaceutical therapeutics for the treatment of cancer and other serious diseases; and

•                  The provision of contracting services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

During the half-year, Progen closed its US office in Palo Alto California following the decision to divest the assets acquired in the CellGate acquisition in February 2008. The company has made significant progress in the divestment of these assets during the half-year. There were no other significant changes to the Company’s operations during the half-year.

Review of Operations

The loss for the six months ended 31 December 2010 was $3,176,000 compared to a loss of $8,192,000 for the six months ended 31 December 2009.  The variance is primarily due to reduced costs of $1.8 million as a result of the settlement with Medigen in 2009, a decrease in research and development expenditure of $1.1 million, a reduction in legal expenses of $826,000 and administrative savings of $516,000. Increased profitability of the Company’s manufacturing operations also contributed a $453,000 improvement to the result.

Half-year Financial Report 31 December 2010

DIRECTORS’ REPORT (continued)

Research and Development

During the half-year ended 31 December 2010, research and development expenditure fell by $1,120,000 to $2,646,000 compared to the prior corresponding period. This is primarily due to the completion of the PG11047 Phase 1a monotherapy study and the winding down of the PG11047 Phase 1b combination study which is nearing completion.

The primary activity of this division is the clinical development of the Company’s anti-cancer drug candidates. A summary of our major product categories appears below:

Dual Mechanism Oncology Products

PG545

PG545 has been selected as the lead compound from the PG500 series. PG545 is a dual-mechanism anti-angiogenesis compound that blocks blood vessel growth in tumours (starving it of nutrients) and attempts to stop the cancer cells from spreading throughout the body.

The ability of PG545 to inhibit angiogenic growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and vascular endothelial cell growth factor (VEGF) is essential for the potent anti-tumour activity observed in a variety of solid tumour models including liver, breast, prostate, head and neck, lung and skin cancer. Moreover, the inhibitory activity of heparanase likely contributes to the significant anti-metastatic effect that PG545 displayed in animal models of experimental and spontaneous metastasis.

Progen has recently commenced a Phase 1 study in humans at the Sir Charles Gairdner Hospital in Perth. The study is entitled “an open-label, single centre Phase I study of the safety and tolerability of PG545 in patients with advanced tumours”. The study will enrol approximately 25 advanced cancer patients with non haematologic, malignant solid tumours, excluding primary brain or spinal tumours. The primary objective of the study is the determination of the maximum tolerated dose (MTD) as defined by significant dose limiting toxicity (DLT).

Muparfostat (PI-88)

Muparfostat is a multi-targeted cancer therapeutic in late stage development which inhibits both angiogenesis (or tumour promoting) factors such as Vascular Endothelial Growth Factor (VEGF), Fibroblast Growth Factors (FGF) 1 and 2, and heparanase, an enzyme implicated in metastasis (tumour spread).

On 30 June 2010, Progen signed a License and Collaboration Agreement with Medigen Biotechnology Corporation for the development and commercialisation of muparfostat globally. Under the agreement, royalties are payable to Progen on product sales, and milestone payments at various value inflection points in the product’s development.  Medigen’s primary focus is to commence a Phase 3 clinical trial and seek approval of the product.

As part of the License and Collaboration Agreement, Progen’s wholly owned subsidiary, PharmaSynth have been appointed to manufacture the clinical trial material. This is a significant project for PharmaSynth and will return significant revenues to the organisation throughout the duration of the trial.

Progen’s Phase 2 trial investigating muparfostat in metastatic melanoma patients is now complete, with the preparation of clinical study reports underway. These reports are expected to be available by mid-2011.

Half-year Financial Report 31 December 2010

DIRECTORS’ REPORT (continued)

Cell Proliferation Assets (CellGate Assets)

PG-11047

Progen’s cell proliferation platform, of which PG-11047 belongs, is centred on the role of polyamines in cellular function. The requirement for adequate polyamine levels for cell proliferation makes polyamine function and metabolism attractive targets for therapeutic intervention. PG-11047 is nearing the end of Phase 1 clinical development

The current Phase 1b trial is a 170 patient, 7 arm trial assessing the safety and tolerability of treating patients with PG-11047 in combination with other approved cancer therapies. This trial is near to completion and will provide safety and dosing data to support a Phase 2 clinical program.

During the first half of 2010, Progen undertook a strategic review of its assets and the recommendation was made to the board that the assets acquired in the February 2008 CellGate acquisition (CellGate Assets) be divested to place a strategic focus on Progen’s core competencies – dual mechanism oncology products such as PG545.

Following the strategic review, the company appointed a US based investment bank to assist in creating a saleable package for the assets and seeking out interested parties. Progen intends to complete the current Phase 1b clinical trial to maximise the return from the assets and also to address the associated ethical considerations. As part of the divestment process, Progen intends to extinguish all milestone payments payable to various parties under the acquisition agreement of February 2008 in return for equity in a new entity, EpiPharma Inc., in which the assets will be housed. Progen will maintain a sizeable stake in EpiPharma Inc. reflecting its contribution to the drug’s development.

Corporate and Administration

Interest income decreased 20.1% from the previous corresponding period to $298,000. This is due to the reduced cash equivalents available for investment due to operating losses sustained during 2010.

Corporate and administration expenses decreased 21.7% from the previous corresponding period to $1,853,000, following a cost reduction program undertaken by management resulting in savings in management consulting fees of $102,000 and listing fees of $66,000.  Amortisation expense declined $180,000 following the impairment of the CellGate intangible asset during 2010.

Other Expenses and Foreign Exchange

Other expenses decreased 96.0% to $113,000, primarily due to the one-off payment of $1.8 million to Medigen Biotechnology Corp. in 2009 for full settlement of a legal dispute and a reduction in legal expenses of $826,000.

Foreign exchange loss decreased 83.1% to $79,000, due mainly to a smaller holding of US dollars in comparison to the half-year ending 31 December 2009.

Liquidity and Cash Resources

At 31 December 2010 cash assets amounted to $12,728,000 compared to $3,893,000 at 30 June 2010.  The difference is due to the maturity of a term deposit totalling $11,250,000 that was classified as a short term investment at 30 June 2010 due to its 4 month term. At 31 December, the funds were invested on a shorter maturity and therefore classified as cash.

PharmaSynth

Progen’s contract manufacturing subsidiary, PharmaSynth, recorded revenues of $1,196,000, representing a 61.0% increase over the previous corresponding period.  This increase was primarily due to delivering on additional contracts secured throughout 2010, including $460,000

Half-year Financial Report 31 December 2010

recognised to date for the progress of the manufacture of muparfostat under the License and Collaboration Agreement with Medigen.

PharmaSynth recorded a profit of $266,000 for the half-year ended 31 December 2010, compared to a loss of $188,000 for the prior corresponding period.

Rounding of Amounts

The amounts contained in this report and in the financial statements have been rounded to the nearest A$1,000 (where rounding is applicable) under the option available to the Company under Australian Securities and Investments Commission Class Order 98/0100. The Company is an entity to which the Class Order applies.

Auditor Independence

The independence declaration of the Company’s auditors is on page 9 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Sue MacLeman

Chief Executive Officer

Brisbane, 16 February 2011

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Progen Pharmaceuticals Limited

In relation to our review of the financial report of Progen Pharmaceuticals Limited for the half-year ended 31 December 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Mike Reid
Partner
Brisbane

16 February 2011

Liability limited by a scheme approved
under Professional Standards Legislation

Half-year Financial Report 31 December 2010

STATEMENT OF COMPREHENSIVE INCOME

For the half-year ended 31 December 2010

		31 December	31 December
		2010	2009
	Note	$’000	$’000

Revenue	4(a)	1,494	1,120

Other income	4(b)	25	33

Research and development expenses		(2,646)	(3,766)
Administrative and corporate expenses		(1,853)	(2,369)
Finance costs		(4)	(4)
Other expenses	4(e)	(113)	(2,739)

Net loss from operations		(3,097)	(7,725)

Net foreign exchange loss	4(c)	(79)	(467)

NET LOSS FOR THE PERIOD		(3,176)	(8,192)

Other comprehensive income
Foreign Currency Translation		(4)	34

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		(3,180)	(8,158)

Basic and diluted loss per share (cents per share)		(12.85)	(33.16)

Weighted average number of shares outstanding during the period used in the calculation of the basic and diluted earnings per share		24,709,097	24,709,097

The accompanying notes form an integral part of this Statement of Comprehensive Income.

Half-year Financial Report 31 December 2010

STATEMENT OF FINANCIAL POSITION

As at 31 December 2010

		31 December	30 June
		2010	2010
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	10	12,728	3,893
Short term investments		115	11,250
Trade and other receivables		1,443	1,002
Prepayments		327	121
Total current assets		14,613	16,266

Non-current assets
Short-term deposits		87	94
Prepayments		147	164
Property, plant and equipment		534	660
Total non-current assets		768	918

TOTAL ASSETS		15,381	17,184

LIABILITIES
Current liabilities
Trade and other payables	5	1,100	1,683
Unearned Revenue	5	1,975	—
Provisions		217	280
Total current liabilities		3,292	1,963

Non-current liabilities
Provisions		214	204
Total non-current liabilities		214	204

TOTAL LIABILITIES		3,506	2,167

NET ASSETS		11,875	15,017

EQUITY
Issued capital	6	152,217	152,217
Other reserves		3,400	3,366
Accumulated losses		(143,742)	(140,566)

TOTAL EQUITY		11,875	15,017

The accompanying notes form an integral part of this Statement of Financial Position.

Half-year Financial Report 31 December 2010

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2010

					Foreign
			Accumulated	Employee	currency
	Number of	Amount	losses	reserve	translation	Total
Consolidated	ordinary shares	$000	$000	$000	$000	$000

At 1 July 2009	24,709,097	152,217	(124,727)	3,260	40	30,790
Loss of the period	—	—	(8,192)		—	(8,192)
Other Comprehensive Income	—	—	—	—	32	32
Total Comprehensive Income for the period	—	—	(8,192)	—	32	(8,160)

Share-based payments to employees	—	—	—	2	—	2
At 31 December 2009	24,709,097	152,217	(132,919)	3,262	72	22,632

At 1 July 2010	24,709,097	152,217	(140,566)	3,283	83	15,017
Loss of the period	—	—	(3,176)	—	—	(3,176)
Other Comprehensive Income	—	—	—	—	(4)	(4)
Total Comprehensive Income for the period	—	—	(3,176)	—	(4)	(3,180)
Share-based payments to employees	—	—	—	38		38
At 31 December 2010	24,709,097	152,217	(143,742)	3,321	79	11,875

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2010

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2010

		31 December	31 December
		2010	2009
	Note	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		763	419
Payments to suppliers, employees and others		(3,291)	(8,380)
Interest received		316	327
Finance costs		(4)	(6)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(2,216)	(7,640)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short term investments		11,135	—
Purchase of property, equipment & other assets		(36)	(21)
Disposal of property, plant, equipment & other assets		30	1
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		11,129	(20)

Net increase (decrease) in cash held		8,913	(7,660)
Net foreign exchange differences		(78)	(435)
Cash and cash equivalents at the beginning of period		3,893	28,045
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	10	12,728	19,950

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2010

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2010

1. CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2010 was authorised for issue in accordance with a resolution of the directors on 16 February 2010.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange and the OTCQB Market under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year consolidated financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities as the full financial report.

The half-year consolidated financial report should be read in conjunction with the annual Financial Report of the Company as at 30 June 2010.

It is also recommended that the half-year consolidated financial report be considered together with any public announcements made by the Company during the half-year ended 31 December 2010 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Basis of preparation

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year consolidated financial report is presented in Australian dollars and all values are rounded to the nearest A$1,000 unless otherwise stated under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

For the purpose of preparing the half-year consolidated financial report, the half-year has been treated as a discrete reporting period.

Significant accounting policies

The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group’s Annual Report for the year to 30 June 2010. New and revised standards have been issued by the AASB during the half-year; however there are no material changes to the policies that affect measurement of the results or financial position of the Group.

Half-year Financial Report 31 December 2010

3. OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research &
	Development	Manufacturing	Total
31 December 2010	$000	$000	$000
Operating revenue
Sales to external customers	—	1,196	1,196
Total segment revenue	—	1,196	1,196

Unallocated revenue			323
Total revenue			1,519

Segment result	(1,717)	266	(1,451)

Unallocated revenue (interest & other income)			323
Corporate and administrative costs			(1,935)
Other expenses			(113)
Operating loss			(3,176)

31 December 2010
Assets
Segment assets	173	325	498
Cash and cash equivalents / short term investments			12,843
Other assets			2,040
Total assets			15,381

Liabilities
Segment liabilities	325	155	480
Unallocated liabilities			3,026
Total liabilities			3,506

Other segment information
Acquisition of property & equipment, and other non-current assets	10	3	13
Unallocated acquisition of property & equipment, and other non-current assets			23
Depreciation and amortisation	26	79	105
Unallocated depreciation and amortisation			25

Half-year Financial Report 31 December 2010

	Research &
	Development	Manufacturing	Total
31 December 2009	$000	$000	$000

Operating revenue
Sales to external customers	—	743	743
Total segment revenue	—	743	743

Unallocated revenue (interest & other income)	—		410
Total revenue			1,153

Segment result	(2,835)	(188)	(3,023)

Corporate and administrative costs			(2,430)
Other expenses			(2,739)
Operating loss			(8,192)

31 December 2009
Assets
Segment assets	2,989	479	3,468
Cash and cash equivalents			19,950
Other assets			1,542
Total assets			24,960

Liabilities
Segment liabilities	845	169	1,014
Unallocated liabilities			1,314
Total liabilities			2,328

Other segment information
Acquisition of property & equipment, and other non-current assets	2	19	21
Unallocated acquisition of property & equipment, and other non-current assets			—
Depreciation and amortisation	210	81	291
Unallocated depreciation and amortisation			39

Half-year Financial Report 31 December 2010

4. REVENUE AND EXPENSES

The following revenue and expense disclosure is relevant in explaining the performance of the entity:

	31 December	31 December
	2010	2009
	$’000	$’000
(a) Revenue
Manufacturing	1,196	743
Interest	298	377
	1,494	1,120
(b) Other income
Other revenue	25	33
	25	33
(c) Foreign exchange gains (losses)
Realised	(4)	2
Unrealised	(75)	(469)
	(79)	(467)
(d) Expenses
Depreciation & Amortisation	130	150
Employee benefits (excluding share-based payments)	1,654	1,662
Expense of share-based payments	38	2

(e) Other expenses
Legal settlement cost	—	1,800
Legal costs	113	939
	113	2,739

Half-year Financial Report 31 December 2010

5. TRADE AND OTHER PAYABLES

	31 December	30 June
	2010	2010
	$’000	$’000
Trade creditors (i)	170	260
Other creditors (ii)	930	1,423
Trade and other payables	1,100	1,683

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)           Trade creditors are non-interest bearing and are normally settled on 30 days terms.

(ii)        Other creditors are non-interest bearing and have a term between 30 days and 12 months and includes fees of $394,000 (2009: nil) payable to the Company’s investment bank upon completion of the divestment transaction.

The unearned income of $1.975 million represents a security deposit from Medigen Biotechnology Corp. to commence the manufacture of muparfostat in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

6. ISSUED CAPITAL

	31 December	30 June	31 December
	2010	2010	2009
a) Issued and paid up capital	$’000	$’000	$’000

Ordinary shares fully paid	152,217	152,217	152,217

	Number of
b) Movements in shares on issue	Shares	$’000
At 1 January 2010	24,709,097	152,217
Shares issued	—	—
At 1 July 2010	24,709,097	152,217
Shares issued	—	—
At 31 December 2010	24,709,097	152,217

7. SUBSEQUENT EVENTS

There were no significant events subsequent to the reporting date.

8. CONTINGENT LIABILITIES

Progen Pharmaceuticals Inc commitments

In February 2008, Progen Pharmaceuticals Limited completed the acquisition of CellGate Inc, a US-based drug development company with preclinical and clinical compounds targeting oncology. Upon the acquisition of CellGate, the name of the entity was changed to Progen Pharmaceuticals Inc. The terms of the CellGate acquisition agreement require Progen to use best commercial endeavours to develop and commercialise the CellGate technologies. Furthermore, Progen is required to pay the vendors of CellGate specific milestone payments (either in cash or in Progen equity) if Progen elects to move specific technologies to specified stages of clinical development, registration, and commercialisation. In total, these milestone payments amount to a maximum of US$19,500,000, payable if the maximum number of CellGate technologies is progressed to commercialisation.

Half-year Financial Report 31 December 2010

In addition, CellGate had existing milestone commitments to SLIL Biomedical Corp and the Wisconsin Alumni Research Foundation (WARF) which were honoured by Progen at the time of acquisition.  If achieved in full, the SLIL Biomedical Corp milestone payments amount to US$2,637,000. The WARF milestones, totalling US$1,000,000 are “negative milestones” that are payable only if the compound has not progressed to a certain point at defined points in time. The first of these negative milestones comes into effect at the end of March 2011.  Management believe that divestment negotiations are sufficiently advanced that it is improbable that the March 2011 milestone will become due and payable.

It is not probable that milestone payments will be made to the CellGate, SLIL and WARF vendors as the company is actively seeking to divest the assets to which the milestone payments pertain. No provision has been recognised for the milestones because the achievement of the milestone is not currently sufficiently advanced to be considered probable.

License of muparfostat (formerly PI-88) to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen Biotechnology Corporation (Medigen) for the global licensing of muparfostat, the group’s lead anti-cancer product formerly known as PI-88. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop muparfostat with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on muparfostat sales as well as milestone payments at certain points in the product’s development.

9. EXPENDITURE COMMITMENTS

During the six month period ended 31 December 2010 the following expenditure commitments had been contracted but not provided:

•                  Preclinical research study agreements of approximately $1,229,024

•                  Clinical research study agreements of approximately $405,997

•                  Consultant agreements of approximately $110,696

•                  Purchase agreements of approximately $35,107

•                  Lease payments of approximately $292,429

10. ADDITIONAL INFORMATION

Reconciliation of cash

For the purpose of the Statement of Cash Flow, cash and cash equivalents comprise the following:

	31 December	31 December
	2010	2009
	$’000	$’000
Cash at bank and in hand	2,510	8,530
Short-term deposits	10,218	11,420
Cash and cash equivalents	12,728	19,950

Half-year Financial Report 31 December 2010

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Progen Pharmaceuticals Limited, I state that:

(1)                                  In the opinion of the directors:

(a)          the consolidated financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated financial position as at 31 December 2010 and the performance for the half-year ended on that date; and

(ii) complying with Accounting Standards AASB 134 Interim Financial Reporting and Corporations Regulations 2001; and

(b)         there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the board.

Stuart James
Chairman

Brisbane
16 February 2011

1 Eagle Street Brisbane QLD 4000 Australia GPO Box 7878 Brisbane QLD 4001 Tel: +61 7 3011 3333 Fax: +61 7 3011 3100 www.ey.com/au

Independent Review Report

To the members of Progen Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 31 December 2010, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, and other explanatory notes, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Liability limited by a scheme approved
under Professional Standards Legislation

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001, including:

a)              giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

b)             complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

Mike Reid

Partner

Brisbane

16 February 2011